UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

4Q15

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 656 BILLION FOR THE FOURTH QUARTER OF 2015, WHICH REPRESENTS A 21.3% INCREASE COMPARED TO 3Q15 AND 2,519 BILLION FOR THE YEAR, WHICH REPRESENTS A 5.5% INCREASE COMPARED TO 2014.

•	Net loan portfolio increased 27.2% during 2015 and 9.3% in 4Q15. This loan portfolio growth was driven by commercial and mortgage loans. Also, annual growth was positively affected by the depreciation of the COP versus the USD, and the incorporation of BAM at the end of December.

•	Net interest income grew 20.4% during 2015, and 13.6% in 4Q15 compared to 4Q14. This growth is explained by greater volumes in net loans and by a stable NIM.

•	Net Fees increased by 9.2% in 2015, and 2.2% in 4Q15 compared to 4Q14. This notable growth was mainly driven by an increase in fees related to credit and debit cards, banking services and by the distribution of insurance products through the bank’s network.

•	Net provisions increased 92.7% during 2015 but were offset by the solid growth in net interest income. This increase in provisions is explained by specific defaults related to a few corporate clients and to some deterioration in the consumer segment.

•	Operating income, after provisions, grew 11.1% during 2015 and 3.1% during 4Q15.

•	Efficiency in 2015 was 54.6%, which improved when compared to 56.3% in 2014.

•	The balance sheet remains strong. 90-day past due loans at the end 2015 were 1.8% of total gross loans (3.0% for 30 days) and the coverage ratio for these past due loans was 209% (115% for 30 days). The solvency ratio was 12.5% with a Tier 1 of 7.5%.

March 9, 2016. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the fourth quarter of 20151. For the quarter ended on December 31, 2015 (“4Q15”), Bancolombia reported consolidated net income of COP 656 billion, or COP 698.6 per share - USD 0.89 per ADR. This net income represents a 28.2% increase compared to the quarter ended on September 30, 2015 (“3Q15”) and a 15.6% increase compared to the quarter ended on December 31, 2014 (“4Q14”).

All data, results, and analyses shown in this report, treat Tuya S.A. as a discontinued operation. For this reason, Bancolombia does not consolidate this operation in its consolidated financial statements and makes reference to it through a separate line on its Balance Sheet and Income Statement.

1. This report corresponds to the interim unaudited consolidated financial statements of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. These financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The statements of income for the quarter ended December 31, 2015 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov. CAUTIONARY NOTE REGARDING CHANGES IN THE BANK’S ACCOUNTING POLICIES: Until 2014, BANCOLOMBIA prepared its financial statements under the rules issued by Superintendencia Financiera de Colombia (Colombian GAAP). Beginning on January 1, 2015, the financial statements of BANCOLOMBIA are being prepared under IFRS. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015 and will also include the comparative financial statements for the year ending in 2014. Until Bancolombia prepares the first annual consolidated financial statements under IFRS and definitively establishes its IFRS accounting policies in accordance with the IFRS 1, the interim unaudited consolidated financial information for interim periods within 2015, and the comparative 2014 period, may be further amended.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, January 1, 2016 $3149.47 = US$ 1

1

4Q15

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	4Q14	3Q15	4Q15	4Q15/3Q15	4Q15/4Q14
ASSETS
Net Loans	110,384,396	128,486,302	140,371,884	9.25%	27.17%
Investments	12,784,223	12,986,738	14,277,824	9.94%	11.68%
Other assets	26,461,262	33,402,333	38,323,159	14.73%	44.83%
Total assets	149,629,881	174,875,373	192,972,867	10.35%	28.97%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	95,145,277	109,368,791	122,202,090	11.73%	28.44%
Other liabilities	37,118,124	45,655,237	50,362,858	10.31%	35.68%
Total liabilities	132,263,401	155,024,028	172,564,948	11.31%	30.47%
Non-controlling interest	494,573	540,458	1,128,470	108.80%	128.17%
Shareholders' equity	16,871,907	19,310,887	19,279,449	-0.16%	14.27%
Total liabilities and shareholders' equity	149,629,881	174,875,373	192,972,867	10.35%	28.97%

Interest income	2,531,632	2,811,019	3,088,030	9.85%	21.98%
Interest expense	(839,110)	(1,039,190)	(1,165,072)	12.11%	38.85%
Net interest income	1,692,522	1,771,829	1,922,958	8.53%	13.61%
Net provisions	(43,048)	(491,034)	(459,596)	-6.40%	967.64%
Fees and income from service, net	494,838	512,845	505,699	-1.39%	2.19%
Other operating income	281,012	325,539	377,671	16.01%	34.40%
Total Dividends received and equity method	(55,384)	(14,490)	96,388	-765.20%	-274.04%
Total operating expense	(1,551,090)	(1,486,850)	(1,626,499)	9.39%	4.86%
Profit before tax	818,850	617,839	816,621	32.17%	-0.27%
Income tax	(217,529)	(82,454)	(98,904)	19.95%	-54.53%
Net income before non-controlling interest	601,321	535,385	717,717	34.06%	19.36%
Non-controlling interest	(20,179)	(11,297)	(45,752)	304.99%	126.73%
Net income before Descontinued Operations	581,142	524,088	671,965	28.22%	15.63%
Discontinued Operations Net Income	10,998	17,226	(15,613)	-190.64%	-241.96%
Net income	592,140	541,314	656,352	21.25%	10.84%

	Quarter			As of
PRINCIPAL RATIOS	4Q14	3Q15	4Q15	4Q14	4Q15
PROFITABILITY
Net interest margin (1) from continuing operations	5.71%	5.00%	5.11%	5.30%	5.25%
Return on average total assets (2) from continuing operations	1.65%	1.25%	1.51%	1.72%	1.53%
Return on average shareholders´ equity (3)	14.19%	11.16%	13.83%	14.81%	13.62%
EFFICIENCY
Operating expenses to net operating income	64.28%	57.28%	56.03%	56.30%	54.57%
Operating expenses to average total assets	4.39%	3.55%	3.65%	3.80%	3.62%
Operating expenses to productive assets	5.24%	4.20%	4.32%	4.51%	4.28%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.25%	11.04%	9.96%
Technical capital to risk weighted assets		13.23%	12.46%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.01	0.71	0.89
Net income per share $COP from continuing operations	604.21	544.89	698.63
P/BV ADS (4)	1.63	1.24	1.05
P/BV Local (5) (6)	1.58	1.18	1.05
P/E (7) from continuing operations	11.63	11.13	7.52
ADR price	47.88	32.20	26.75
Common share price (8)	27,640	23,720	20,980
Weighted average of Preferred Shares outstanding (9)	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	2,392.46	3,086.75	3,149.47

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

2

4Q15

1.	BALANCE SHEET

1.1.	Assets

As of December 31, 2015, Bancolombia’s assets totaled COP 192,973 billion, which represents an increase of 10.4% compared to 3Q15 and of 28.9% compared to 4Q14. Of the annual growth in the loan book, 13.7% is explained by the depreciation of the peso against the dollar and 7.8% is explained by the incorporation of BAM (see section 3- Recent Developments).

The increase in assets in the quarter and in the year was explained by the organic growth of the loan portfolio as well as by a depreciation of the COP versus the USD of 2.0% during the quarter and 31.6% over the past 12 months.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3149.47 COP)		4Q15/3Q15		4Q15/3Q15		4Q15/3Q15		4Q15/3Q15
Commercial loans	61,691,738	2.70%	42,667,477	20.66%	13,547,510	18.26%	104,359,215	9.36%
Consumer loans	12,679,258	3.13%	8,712,236	14.32%	2,766,255	12.05%	21,391,494	7.42%
Mortgage loans	10,741,095	4.07%	8,240,546	17.29%	2,616,487	14.96%	18,981,641	9.43%
Small business loans	592,826	1.70%	296,331	18.77%	94,089	16.41%	889,157	6.81%
Interests paid in advance	(868)	-95.94%	-	-100.00%	-	-100.00%	(868)	-96.44%
Gross loans	85,704,049	2.95%	59,916,590	19.23%	19,024,341	16.85%	145,620,639	9.08%

The most relevant aspects regarding the evolution of the loan portfolio during 4Q15 were:

•	The growth of commercial and mortgage loans during 4Q15 shows a growing credit demand in COP denominated loans compared to previous quarters, spurred by specific disbursements to large corporate clients. Consumer loans grew over the quarter in line with seasonal factors.

•	Mortgage loans denominated in COP presented a dynamic performance, growing 4.1% quarter on quarter. The dynamism of mortgage lending in Colombia is explained by lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the mortgage balance denominated in currencies different from COP from our operation in El Salvador, Panama and Guatemala accounted for 43% of the mortgage loans at the end of 4Q15.

•	Total reserves (allowances in the balance sheet) for loan losses increased by 4.7% during 4Q15 and totaled COP 5,249 billion, equivalent to 3.6% of gross loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO
(COP million)	4Q14	3Q15	4Q15	4Q15/3Q15	4Q15/4Q14	% of total loans
Commercial	79,842,336	95,428,717	104,359,215	9.36%	30.71%	71.7%
Consumer	19,171,153	19,914,725	21,391,494	7.42%	11.58%	14.7%
Mortgage	15,500,766	17,346,337	18,981,641	9.43%	22.46%	13.0%
Microcredit	659,868	832,439	889,157	6.81%	34.75%	0.6%
Interests received in advance	(470)	(24,414)	(868)	-96.44%	84.68%	0.0%
Total loan portfolio	115,173,653	133,497,804	145,620,639	9.08%	26.44%	100.0%
Allowance for loan losses	(4,789,257)	(5,011,502)	(5,248,755)	4.73%	9.59%
Total loans, net	110,384,396	128,486,302	140,371,884	9.25%	27.17%

3

4Q15

1.3.	Investment Portfolio

As of December 31, 2015, Bancolombia’s net investment portfolio totaled COP 14,278 billion, increasing 9.9% compared to the figure reported in 3Q15 and growing 11.7% compared to 4Q14. This quarterly increase is explained by the bank's strategy of increasing its time deposits in the last months of the year and investing its excess of cash in liquid assets. The investment portfolio consists primarily of debt securities, which represent 67.6% of Bancolombia’s total investments and 5.0% of assets at the end of 4Q15.

At the end of 4Q15, the investments in debt securities had a duration of 18.9 months and a yield to maturity of 6.52%.

1.4.	Goodwill and intangibles

As of 4Q15, Bancolombia’s goodwill and intangibles totaled COP 7,092 billion, increasing 23.8% compared to 3Q15. This variation is explained by the consolidation of BAM which increased goodwill by COP 735 billion, and by the depreciation of the COP against the USD during the quarter.

1.5.	Funding

As of December 31, 2015, Bancolombia’s liabilities totaled COP 172,565 billion, increasing 11.3% with respect to 3Q15 and 30.5% compared to 4Q14. Of this annual growth, 14.7% is explained by the depreciation of the COP against the USD and 8.6% is explained by the consolidation of BAM (see section 3 – Recent Developments).

Deposits by customers totaled COP 121,802 billion (or 70.6% of liabilities) at the end of 4Q15, increasing 11.8% during the quarter and 28.5% over the last 12 months. The net loans to deposits ratio (including borrowings from domestic development banks) was 110% at the end of 4Q15, which marks a decrease in comparison to the 112% reported in 3Q15, decreasing in regard to the 111% reported in 4Q14.

Bancolombia’s funding strategy during the quarter was based on increasing its stock of deposits in order to increase its disposable resources at year end, while maintaining a solid liquidity position. This strategy, added to the Central Bank’s rate hikes, increased the cost of deposits during the quarter.

Funding mix	4Q14		3Q15		4Q15
COP Million
Checking accounts	18,147,025	15%	18,929,039	13%	23,646,578	15%
Saving accounts	39,129,999	31%	43,976,398	30%	47,813,680	29%
Time deposits	36,105,096	29%	44,918,448	31%	48,713,789	30%
Other deposits	3,279,158	3%	2,469,584	2%	2,860,437	2%
Long term debt	13,825,185	11%	18,219,495	13%	19,435,865	12%
Loans with banks	14,294,192	11%	16,183,405	11%	20,121,246	12%
Total Funds	124,780,655	100%	144,696,369	100%	162,591,595	100%

4

4Q15

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 4Q15 was COP 19,279 billion, decreasing 0.2% or COP 31 billion, with respect to the COP 19,311 billion reported at the end of 3Q15.

Bancolombia’s capital adequacy ratio was 12.5% in 4Q15. This figure highlights the company’s solid capital position.

Bancolombia’s capital adequacy ratio was 346 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 7.51%, 301 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 6.41% at the end of 4Q15.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q15%		3Q15%		4Q15%
Basic capital (Tier I)	11,020,242	8.16%	11,998,960	7.95%	12,552,622	7.51%
Additional capital (Tier II)	7,425,582	5.50%	7,967,587	5.28%	8,268,887	4.95%
Technical capital (1)	18,445,824		19,966,548		20,821,509
Risk weighted assets included market risk	135,079,386		150,873,028		167,168,400
CAPITAL ADEQUACY (2)		13.66%		13.23%		12.46%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

5

4Q15

2.	INCOME STATEMENT

Net income totaled COP 656 billion in 4Q15, or COP 698.6 per share - USD 0.89 per ADR (excluding discontinued operations). This net income represents an increase of 21.3% compared to 3Q15 and of 10.8% compared to 4Q14. Bancolombia’s annualized ROE for 4Q15 was 13.8%.

2.1.	Net Interest Income

Net interest income totaled COP 1,923 billion in 4Q15, 8.5% more than that reported in 3Q15, and 13.6% higher than the figure for 4Q14. The positive annual performance of this line was driven by higher volumes in loans and the depreciation of the COP versus the USD. The quarterly performance can be explained by higher levels of loans as well as the stability of the net interest margin.

During 4Q15, the investment, interest rate derivatives and repos portfolio generated COP 75,324 billion.

Net Interest Margin

The annualized net interest margin increased to 5.1% in 4Q15. The annualized net interest margin for investments was -0.5%, higher than the -1.2% of 3Q15 and the annualized net interest margin of the loan portfolio was 5.6%, which is equal to the 5.6% in 3Q15.

Annualized Interest
Margin	4Q14	3Q15	4Q15
Loans' Interest margin	5.7%	5.6%	5.6%
Debt investments' margin	5.6%	-1.2%	-0.5%
Net interest margin	5.7%	5.0%	5.1%

The funding cost increased during 4Q15 due to the increase in the reference rate of the Colombian Central Bank. Savings and checking accounts remained the same as a proportion of the total cost of funding presented last quarter, and the annualized average weighted cost of deposits was 2.47% in 4Q15, increasing 10 basis points compared to 3Q15.

Average weighted
funding cost	4Q14	3Q15	4Q15
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.34%	1.36%	1.63%
Time deposits	4.08%	4.41%	4.41%
Total deposits	2.17%	2.37%	2.47%
Long term debt	6.51%	6.84%	6.36%
Loans with banks	3.73%	2.44%	2.46%
Total funding cost	2.74%	2.90%	2.92%

2.2.	Fees and Income from Services

During 4Q15, net fees and income from services totaled COP 506 billion, decreasing 1.4% with respect to 3Q15 and increasing 2.2% with respect to 4Q14. Fees from credit and debit cards fell 8.3% compared to 3Q15 due to higher charges associated with loyalty programs for customers, however they increased 16.3% compared to 4Q14. Fees from asset management and trust services increased 0.3% compared to 3Q15 and 29.1% compared to 4Q14. Fees from our bancassurance business increased 29.7% compared to 3Q15, and grew 25.8% in respect to 4Q14.

6

4Q15

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2015
(COP millions)	Nov-14	Nov-15	Growth	Market Share
Bancolombia VISA	2,823,434	3,555,511	25.93%	8.31%
Bancolombia Mastercard	3,466,752	4,017,227	15.88%	9.39%
Bancolombia American Express	3,762,098	3,735,152	-0.72%	8.73%
Total Bancolombia	10,052,283	11,307,890	12.49%	26.44%
Colombian Credit Card Market	37,710,853	42,764,873	13.40%

CREDIT CARD MARKET SHARE			%	2015
(Outstanding credit cards)	Nov-14	Nov-15	Growth	Market Share
Bancolombia VISA	492,222	592,854	20.44%	5.55%
Bancolombia Mastercard	640,487	739,876	15.52%	6.92%
Bancolombia American Express	706,792	659,952	-6.63%	6.17%
Total Bancolombia	1,839,501	1,992,682	8.33%	18.64%
Colombian Credit Card Market	10,079,577	10,690,977	6.07%
Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 378 billion in 4Q15, growing by 16.0% compared to 3Q15, and by 34.4% with respect to 4Q14.

Revenues aggregated in the operating leases line totaled COP 125 billion in 4Q15, and decreased by 2.0% compared to 3Q15 and increased by 32.1% compared to those reported in 4Q14.

The line “other” that was located into the section “other income (expenses)” was reclassified in the section “Other operating income”.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

Past due loans (those that are overdue for more than 30 days) totaled COP 4,188 billion at the end of 4Q15 and represented 3.0% of total gross loans, showing a slight decrease compared to 3Q15. Charge-offs totaled COP 357 billion in 4Q15.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 115.1% at the end of 4Q15, decreasing compared to 118.7% in 3Q15. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 87% at the end of 4Q15, decreasing with respect to the 96.4% reported in 3Q15.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 615 billion in 4Q15, which represented 0.5% of the loan portfolio at the beginning of the quarter.

Provision charges (net of recoveries) totaled COP 460 billion in 4Q15. Provisions as a percentage of the average gross loans were 1.3% for 4Q15.

7

4Q15

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 4,823 billion, or 3.4% of total loans at the end of 4Q15. This proportion decreased in comparison to the 3.6% presented at the end of 3Q15.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
( COP millions)	3Q15	4Q15
Total 30-day past due loans	3,930,436	4,188,287
Allowance for loan losses (1)	4,664,533	4,823,393
Past due loans to total loans	3.06%	2.98%
“C”, “D” and “E” loans as a percentage of total loans	3.77%	3.95%
Allowances to past due loans	118.68%	115.16%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans	96.38%	87.00%
Allowance for loan losses as a percentage of total loans	3.64%	3.43%

(1) Allowances are reserves for the principal of loans.

PDL Per Category		30 days
	% Of loan Portfolio	3Q15	4Q15
Commercial loans	72.6%	1.97%	2.08%
Consumer loans	14.8%	4.35%	4.74%
Microcredit	0.6%	7.75%	7.59%
Mortgage loans *	12.1%	6.24%	6.03%
PDL TOTAL		3.06%	2.98%

PDL Per Category		90 days
	% Of loan Portfolio	3Q15	4Q15
Commercial loans	72.6%	1.48%	1.33%
Consumer loans	14.8%	2.17%	3.06%
Microcredit	0.6%	5.02%	5.05%
Mortgage loans*	12.1%	2.82%	2.81%
PDL TOTAL		1.78%	1.79%

 * Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

LOANS AND FINANCIAL LEASES CLASSIFICATION	3Q15		4Q15
( COP millions)
¨A¨ Normal	116,206,272	90.60%	127,370,372	90.65%
¨B¨ Subnormal	7,219,493	5.63%	7,585,730	5.40%
¨C¨ Deficient	2,284,106	1.78%	2,366,866	1.68%
¨D¨ Doubtful recovery	1,593,348	1.24%	1,684,517	1.20%
¨E¨ Unrecoverable	962,333	0.75%	1,492,441	1.07%
Total	128,265,552	100.00%	140,499,927	100.00%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.77%		3.94%

8

4Q15

2.5.	Operating Expenses

During 4Q15, operating expenses totaled COP 1,626 billion, increasing 9.4% with respect to 3Q15 and increasing 4.9% with respect to 4Q14.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 583 billion in 4Q15, increasing 4.2% compared to 3Q15 and decreasing 6.3% compared to 4Q14.

During 4Q15, administrative expenses totaled COP 666 billion, increasing 17.9% compared to 3Q15 and increasing 20.4% as compared to 4Q14.

Depreciation and amortization expenses totaled COP 134 billion in 4Q15, decreasing 0.3% compared to 3Q15 and 8.9% compared to 4Q14.

In 4Q15, the tax on wealth was reclassified under “Operating expenses”.

As of December 31, 2015, Bancolombia had 34,390 employees, owned 1,276 branches, 5,080 ATMs, and served close to 11 million customers.

9

4Q15

3.	RECENT DEVELOPMENTS

On December 30, 2015 Bancolombia Panama S.A., a subsidiary of Bancolombia, acquired an additional 20% of the common stock of Grupo Agromercantil Holding S.A. (“GAH”). This operation will represent a controlling stake of 60% in Grupo Agromercantil Holding S.A. (“GAH”), a Panamanian company that owns the Conglomerado Financiero Agromercantil of Guatemala, which includes among others, Banco Agromercantil of Guatemala (“BAM”).

The purchase price paid to the sellers is equal to USD 151,500,000 and is subject to adjustments based on the final profits for the fiscal year as determined by the audited consolidated financial statements of GAH as of December 31, 2015.

10

4Q15

4.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 11 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: IR@bancolombia.com.co

Alejandro Mejia (IR Manager) / Camilo Arbelaez (Analyst)

Website: http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

11

4Q15

BALANCE SHEET				Growth
(COP million)	Dec-14	Sep-15	Dec-15	Dec-15 / Sep-15	Dec-15 / Dec-14	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	11,194,859	12,131,755	14,295,163	17.83%	27.69%	7.41%
Interbank borrowings	969,657	1,408,283	999,220	-29.05%	3.05%	0.52%
Reverse repurchase agreements and other similar secured lend	1,302,267	1,124,212	3,303,231	193.83%	153.65%	1.71%
Investments	12,784,223	12,986,738	14,277,824	9.94%	11.68%	7.40%
Derivative financial instruments - Assets	1,448,845	2,567,591	2,382,168	-7.22%	64.42%	1.23%
Loans and advances to customers	115,173,653	133,497,804	145,620,639	9.08%	26.44%	75.46%
Allowance for loan and lease losses	(4,789,257)	(5,011,502)	(5,248,755)	4.73%	9.59%	-2.72%
Investment in associates and joint ventures	1,349,697	1,442,530	546,549	-62.11%	-59.51%	0.28%
Goodwill and Intangible assets	4,585,849	5,729,720	7,092,255	23.78%	54.66%	3.68%
Premises and equipment	2,646,321	2,792,387	3,241,562	16.09%	22.49%	1.68%
Investment property	1,114,180	1,325,371	1,505,046	13.56%	35.08%	0.78%
Prepayments	199,398	246,390	292,416	18.68%	46.65%	0.15%
Tax receivables	279,202	909,157	899,485	-1.06%	222.16%	0.47%
Deferred tax	187,737	546,625	170,482	-68.81%	-9.19%	0.09%
Assets held for sale	97,744	1,901,480	1,950,808	2.59%	1895.83%	1.01%
Other assets	1,085,506	1,276,832	1,644,774	28.82%	51.52%	0.85%
Total assets	149,629,881	174,875,373	192,972,867	10.35%	28.97%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	94,769,319	108,933,191	121,802,028	11.81%	28.52%	63.12%	70.58%
Interbank Deposits	375,958	435,600	400,062	-8.16%	6.41%	0.21%	0.23%
Derivative financial instrument - Liabilities	1,471,779	2,169,788	1,930,609	-11.02%	31.18%	1.00%	1.12%
Borrowings from other financial institutions	13,852,284	15,747,805	19,721,184	25.23%	42.37%	10.22%	11.43%
Debt securities in issue	14,527,403	18,219,495	19,435,865	6.68%	33.79%	10.07%	11.26%
Preferred shares	579,946	565,979	580,959	2.65%	0.17%	0.30%	0.34%
Repurchase agreements and other similar secured borrowing	1,891,959	1,360,278	1,232,456	-9.40%	-34.86%	0.64%	0.71%
Tax liabilities	119,654	353,619	193,949	-45.15%	62.09%	0.10%	0.11%
Deferred tax liabilities	543,101	937,183	834,392	-10.97%	53.63%	0.43%	0.48%
Employee pension plan	424,558	139,095	546,422	292.84%	28.70%	0.28%	0.32%
Liabilities relating to assets held for sale	-	1,531,043	1,605,133	4.84%	-	0.83%	0.93%
Other liabilities	3,707,440	4,630,952	4,281,889	-7.54%	15.49%	2.22%	2.48%
Total liabilities	132,263,401	155,024,028	172,564,948	11.31%	30.47%	89.42%	100.00%
SHAREHOLDERS' EQUITY
Capital	480,914	480,914	480,914	0.00%	0.00%	0.25%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.52%
Appropriate reserves	5,130,861	6,288,717	5,877,379	-6.54%	14.55%	3.05%
Retained earnings	5,667,037	6,231,534	5,850,588	-6.11%	3.24%	3.03%
Cumulative other comprehensive income	735,641	1,452,268	2,213,114	52.39%	200.84%	1.15%
Stockholders’ equity attributable the owners of the parent company	16,871,907	19,310,887	19,279,449	-0.16%	14.27%	9.99%
Non-controlling interest	494,573	540,458	1,128,470	108.80%	128.17%	0.58%
Total liabilities and stockholders' equity	149,629,881	174,875,373	192,972,867	10.35%	28.97%	100.00%

12

4Q15

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec-14	Dec-15	Dec-15/Dec-14	4Q14	3Q15	4Q15	4Q15/3Q15	4Q15/4Q14
Interest income and expenses
Interest on loans
Commercial	3,889,542	5,487,993	41.10%	876,736	1,414,120	1,524,846	7.83%	73.92%
Consumer	1,997,319	2,333,173	16.82%	544,984	600,152	619,699	3.26%	13.71%
Small business loans	158,344	188,438	19.01%	61,407	49,589	50,489	1.81%	-17.78%
Mortgage	1,372,337	1,396,002	1.72%	489,371	319,544	398,620	24.75%	-18.54%
Leasing	1,172,218	1,547,634	32.03%	318,271	373,097	414,122	11.00%	30.12%
Total Interest on loans	8,589,760	10,953,240	27.52%	2,290,769	2,756,502	3,007,776	9.12%	31.30%
Overnight and market funds	11,122	14,564	30.95%	1,524	3,442	4,930	43.23%	223.49%
Investment
Debt investments, net	28,470	71,091	149.70%	6,073	25,298	22,475	-11.16%	270.08%
Net gains from investment activities at fair value through income statement
Debt investments	434,586	294,979	-32.12%	166,866	1,438	72,108	4914.46%	-56.79%
Derivatives	(91,963)	31,835	134.62%	(1,357)	64,181	(17,720)	-127.61%	1205.82%
Repos	164,198	(50,081)	-130.50%	27,948	(19,184)	15,695	181.81%	-43.84%
Other	35,990	(45,984)	-227.77%	39,809	(20,658)	(17,234)	-16.57%	-143.29%
Total Net gains from investment activities at fair value through profit and loss	542,811	230,749	-57.49%	233,266	25,777	52,849	105.02%	-77.34%
Total interest on investment securities	571,281	301,840	-47.16%	239,339	51,075	75,324	47.48%	-68.53%
Total interest income	9,172,163	11,269,644	22.87%	2,531,632	2,811,019	3,088,030	9.85%	21.98%
Interest expense
Borrowing costs	(384,313)	(454,326)	18.22%	(111,991)	(125,199)	(132,585)	5.90%	18.39%
Overnight funds	(3,719)	(6,836)	83.81%	(2,348)	(2,137)	(839)	-60.74%	-64.27%
Debt securities in issue	(780,429)	(1,057,748)	35.53%	(219,559)	(285,114)	(299,541)	5.06%	36.43%
Deposits	(1,881,821)	(2,415,187)	28.34%	(482,876)	(614,015)	(711,376)	15.86%	47.32%
Preferred Shares Dividends	(53,155)	(58,714)	10.46%	(14,978)	(14,578)	(14,980)	2.76%	0.01%
Other interest (expense)	(61,174)	(45,130)	-26.23%	(7,358)	1,853	(5,751)	-410.36%	-21.84%
Total interest expense	(3,164,611)	(4,037,941)	27.60%	(839,110)	(1,039,190)	(1,165,072)	12.11%	38.85%
Net interest income	6,007,552	7,231,703	20.38%	1,692,522	1,771,829	1,922,958	8.53%	13.61%
Loan loss provisions	(1,043,969)	(1,884,857)	80.55%	(143,048)	(533,941)	(581,976)	9.00%	306.84%
Recovery of charged-off loans	200,372	217,177	8.39%	89,791	58,857	58,432	-0.72%	-34.92%
Other assets impairment	(25,608)	(7,421)	-71.02%	10,209	(15,950)	63,948	500.93%	526.39%
Total net provisions	(869,205)	(1,675,101)	92.72%	(43,048)	(491,034)	(459,596)	-6.40%	967.64%
Net interest income after provision, net	5,138,347	5,556,602	8.14%	1,649,474	1,280,795	1,463,362	14.25%	-11.28%
Fees and other service income
Banking services	653,513	630,616	-3.50%	164,382	163,197	175,235	7.38%	6.60%
Credit and debit card fees	420,707	524,646	24.71%	107,369	136,157	124,911	-8.26%	16.34%
Electronic services and ATM fees	380,696	490,607	28.87%	130,326	124,965	144,364	15.52%	10.77%
Brokerage	23,784	23,453	-1.39%	5,310	6,711	5,201	-22.50%	-2.05%
Acceptances, Guarantees and Standby letters of credits	51,923	44,539	-14.22%	12,102	11,502	11,087	-3.61%	-8.39%
Trust	203,608	265,215	30.26%	52,135	67,099	67,293	0.29%	29.07%
Bancassurance	212,223	260,224	22.62%	61,905	60,037	77,889	29.73%	25.82%
Payments and Collections	182,669	203,772	11.55%	49,913	51,767	55,803	7.80%	11.80%
Other	366,294	347,485	-5.13%	131,114	100,222	88,113	-12.08%	-32.80%
Total Fees and other service income	2,495,417	2,790,557	11.83%	714,556	721,657	749,896	3.91%	4.95%
Fees and other service expenses
Banking services	(245,581)	(298,415)	21.51%	(86,518)	(80,132)	(82,509)	2.97%	-4.63%
Other	(424,126)	(499,098)	17.68%	(133,200)	(128,680)	(161,688)	25.65%	21.39%
Total Fees and other service expenses	(669,707)	(797,513)	19.08%	(219,718)	(208,812)	(244,197)	16.95%	11.14%
Total fees and income from services, net	1,825,710	1,993,044	9.17%	494,838	512,845	505,699	-1.39%	2.19%
Other operating income
Derivatives FX contracts	(150,451)	527,137	450.37%	(123,554)	88,798	337,615	280.21%	373.25%
Net foreign exchange	331,786	(157,933)	-147.60%	142,372	2,266	(250,209)	-11141.88%	-275.74%
Hedging	(22,923)	(20,509)	-10.53%	(7,224)	(13,296)	(831)	-93.75%	-88.50%
Operating leases	355,542	448,754	26.22%	94,745	127,684	125,170	-1.97%	32.11%
Gains (or losses) on sale of assets	31,913	10,655	-66.61%	34,981	(1,875)	6,282	435.04%	-82.04%
Other reversals	10,765	2,534	-76.46%	2,714	547	251	-54.11%	-90.75%
Other income	579,911	562,064	-3.08%	136,978	121,415	159,393	31.28%	16.36%
Total other operating income	1,136,543	1,372,702	20.78%	281,012	325,539	377,671	16.01%	34.40%
Dividends received and equity method
Dividends	44,352	23,833	-46.26%	5,980	508	3,116	513.39%	-47.89%
Equity investments	17,790	95,595	437.35%	(18,783)	(6,141)	44,208	819.88%	335.36%
Equity method	60,547	122,477	102.28%	(42,581)	5,346	65,192	1119.45%	253.10%
Gains (Losses) on sale of Discontinued Operations	-	(30,331)	0.00%	-	(14,203)	(16,128)	13.55%	0.00%
Total Dividends received and equity method	122,689	211,574	72.45%	(55,384)	(14,490)	96,388	765.20%	274.04%
Total income	8,223,289	9,133,922	11.07%	2,369,940	2,104,689	2,443,120	16.08%	3.09%

13

4Q15

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec-14	Dec-15	Dec-15/Dec-14	4Q14	3Q15	4Q15	4Q15/3Q15	4Q15/4Q14
Operating expenses
Salaries and employee benefits	(1,720,149)	(1,933,660)	12.41%	(514,983)	(502,026)	(502,897)	0.17%	-2.35%
Bonuses	(253,318)	(321,731)	27.01%	(107,522)	(106,736)	(80,281)	-24.79%	-25.34%
Administration and general expenses	(1,947,375)	(2,237,598)	14.90%	(552,987)	(564,492)	(665,720)	17.93%	20.39%
Contributions and other tax burden	(438,711)	(515,424)	17.49%	(132,952)	(122,577)	(164,613)	34.29%	23.81%
Depreciation and amortization	(459,703)	(477,285)	3.82%	(146,819)	(134,099)	(133,751)	-0.26%	-8.90%
Other expenses	(299,439)	(252,626)	-15.63%	(95,827)	(56,920)	(79,237)	39.21%	-17.31%
Tax on wealth	-	(159,963)	0.00%	-	-	-	0.00%	0.00%
Total operating expenses	(5,118,695)	(5,898,287)	15.23%	(1,551,090)	(1,486,850)	(1,626,499)	9.39%	4.86%
Profit before tax	3,104,594	3,235,635	4.22%	818,850	617,839	816,621	32.17%	-0.27%
Income tax	(737,676)	(649,250)	-11.99%	(217,529)	(82,454)	(98,904)	19.95%	-54.53%
Net income before non-controlling interest	2,366,918	2,586,385	9.27%	601,321	535,385	717,717	34.06%	19.36%
Non-controlling interest	(42,699)	(90,008)	110.80%	(20,179)	(11,297)	(45,752)	304.99%	126.73%
Net income before Discontinued Operations	2,324,219	2,496,377	7.41%	581,142	524,088	671,965	28.22%	15.63%
Discontinued Operations Net Income	62,867	22,513	-64.19%	10,998	17,226	(15,613)	-190.64%	-241.96%
Net income	2,387,086	2,518,890	5.52%	592,140	541,314	656,352	21.25%	10.84%

14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 9, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance